UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number:  000-14555

A.                Full title of the plan and address of the plan, if different from that of the issuer named below:

VIST FINANCIAL CORP.

401(K) RETIREMENT SAVINGS PLAN

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIST FINANCIAL CORP.

1240 Broadcasting Road

Wyomissing, PA 19610

(610) 208-0966

VIST FINANCIAL CORP.

401(K) RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Trustees
VIST Financial Corp. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of VIST Financial Corp. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP

READING, PENNSYLVANIA
JUNE 27, 2008

VIST Financial Corp. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006

Assets

Investments, at fair value:
Money market funds	$0	$994,528
Common/collective trust funds	1,188,298	0
Mutual funds	12,589,300	12,364,296
Pooled separate accounts	0	183,414
VIST Financial Corp. common stock	997,779	1,106,112
Participant loans	337,476	359,776

	15,112,853	15,008,126
Receivables:
Participants’ contributions	0	16,855
Employer’s contributions	0	8,338
Other	0	32,939

	0	58,132

Cash	0	106,718

Total Assets	15,112,853	15,172,976

Liabilities

Excess contributions payable	20,282	0
Total Liabilities	20,282	0

Net Assets Available for Benefits at Fair Value	15,092,571	15,172,976
Adjustment from fair value to contract value for fully benefit responsive investment contract	7,713	0

Net Assets Available for Benefits	$15,100,284	$15,172,976

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2007 and 2006

	2007	2006

Investment Income

Net appreciation in fair value of investments	$159,481	$888,310
Interest and dividends	440,798	647,242

	600,279	1,535,552
Contributions

Participants	1,053,370	1,185,891
Employer	714,003	709,846
Rollovers	279,642	298,198

	2,047,015	2,193,935

Benefits Paid to Participants	(2,719,402)	(1,688,285)

Administrative Expenses	(584)	(16,303)

Net Increase (Decrease)	(72,692)	2,024,899

Net Assets Available for Benefits - Beginning of Year	15,172,976	13,148,077

Net Assets Available for Benefits - End of Year	$15,100,284	$15,172,976

See notes to financial statements.

VIST Financial Corp. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the VIST Financial Corp. 401(k) Retirement Savings Plan (the Plan) formerly known as Leesport Financial Corp. 401(k) Retirement Savings Plan is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended thereafter.  The Plan is a contributory defined contribution plan covering employees of VIST Financial Corp. (the Company), who have completed one month of service and are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

VIST Financial Corp. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

Contributions

There are several types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution and an employer qualified nonelective contribution. On July 1, 2006, the Plan was amended to allow for employer profit sharing contributions and automatic enrollment of participants at a 2% deferral rate. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws.  The employer contributes an amount equal to 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation and 50% of the participant’s salary deferral contributions, up to a maximum of the next 4% of the participant’s compensation. On July 1, 2006, the Plan was amended to change the employer matching contribution to an amount equal to 150% of the participant’s salary deferral contributions, up to a maximum of 2% of the participant’s compensation and 100% of the participant’s salary deferral contributions, up to a maximum of the next 3% of the participant’s compensation. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings. In addition, the employer may make a qualified nonelective contribution on behalf of the non-highly compensated employees.

The participants may direct their contributions into several different investment options. Employees must meet certain requirements to receive an allocation of the employer matching and profit sharing contributions. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation and depreciation of Plan assets), and charged with an allocation of administrative expenses.  Allocations of the employer qualified nonelective and profit sharing contributions are based on participants’ compensation while allocations of Plan earnings are based on participants’ account balances.  Loan and disbursement processing fees are charged to the respective participants’ accounts. Other administrative expenses are allocated pro rata based on the participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

Vesting

A participant is 100% vested at all times in the participant’s salary deferral, rollover account and the employer qualified nonelective account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in installments.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his/her vested account balance does not exceed $1,000.  If the account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.  However, terminated participants may elect to receive their salary deferral accounts at any time. There were distributions due participants in the amount of $0 and $96,718 as of December 31, 2007 and 2006, respectively.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator.  Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance.  If the participant’s vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant’s vested account balance.  Loan terms range from one to five years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence.  The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans.  The repayment of these loans is made through payroll deductions. The minimum loan amount is $1,000.

Administrative Expenses

Administrative costs of the Plan are absorbed by the Plan through the use of forfeited balances.  However, if the balance of the forfeiture account is not adequate to pay the expenses, the Plan sponsor pays the administrative expenses.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

Forfeited Accounts

As of December 31, 2007 and 2006, forfeited employer matching non-vested accounts amounted to $19,459 and $1,907, respectively.  Forfeitures of employer matching and employer profit sharing non-vested accounts are used to pay future administrative expenses of the Plan.  During the years ended December 31, 2007 and 2006, forfeitures applied against administrative expenses amounted to $0 and $16,303, respectively.

New Accounting Policies

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Standards (“SFAS”) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The statement applies when other statements require or permit the fair value measurement of assets and liabilities. This statement does not expand the use of fair value measurement. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-2 delays the effective date of SFAS No. 157 for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Plan adopted SFAS No. 157 as required on January 1, 2008 for all financial assets and liabilities, and this statement did not have a material impact on the Plan’s financial statements except for expanded disclosures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared based on accounting principles generally accepted in the United States of Americal.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount particpants would receive if they were to initiate permitted transactions under the terms of the plan.

The plan invests in investment contracts through a common/collective trust fund. Contract value for this common/collective trust fund is based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments

The Plan’s investments are stated at fair value. Investments in money market funds, mutual funds, and the VIST Financial Corp. common stock are stated at fair value by reference to quoted market prices.  Investments in common/collective trust funds and pooled separate accounts are valued at the net value of participation units held by the Plan at year end.  The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund or pooled separate account as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund or pooled separate account at year end. Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Note 3 - Investments

The following table presents the fair value of investments as of December 31:

Investments	2007		2006

At fair value as determined by quoted market prices:
Fidelity Cash Reserve Fund	$0		$950,172	*
Various Money Market Funds	0		44,356
Common/Collective Trust Funds:
Morley Stable Value Sig Fund	1,188,298	*,**	0
Mutual funds:
Calvert Soc Inv Bond A Fund	14,323		0
Principal Inflation Pro Sel Fund	7,803		0
Principal Inv Lf Tm Strat Inc Sel	1,932,009	*	0
Spectrum Preferred Secs Sel Fund	64		0
Principal Inv LifeTime 2010	973,676	*	0
Principal Inv LifeTime 2020	59,348		0
Principal Inv LifeTime 2030	699,624		0
Principal Inv LifeTime 2040	22,082		0
Principal Inv LifeTime 2050	7,711		0
Alliance Large Cap Value Sel Funs	97,059		0
Capital Research Am Funds Fdmntl Inv R3	429,902		0
Capital Am Fds Grth Fd of Am R3	97,586		0
Columbus Large Cap Growth Sel Fund	2,196,575	*	0
Davis New York Venture A Fund	2,020,804	*	0
Principal S&P 500 Idx Inst Fund	712,599		0
AIM Capital Development R	1,044,810	*	0
JP Morgan Sm Cap Value 1 Sel Fund	11,377		0
Neuberger Berman Mid Cap Value Sel Fund	2,888		0
Principal S&P 400 Idx Sel Fund	1,151,492	*	0
Turner Mid Cap Growth Sel Fund	65,529		0
Principal Diversified Interl Sel Fund	940,763	*	0
Principal Intl Emerging Mkts Sel Fund	101,276		0
MFS Total Return Fund A	0		1,040,505	*
Columbia Acorn Fund	0		1,106,008	*
Davis NY Venture Fund	0		2,113,181	*
Excelsior Value Equity Fund	0		1,066,543	*
Federated Total Ruturn Bond Fund	0		1,163,586	*
General Electric Fund	0		1,658,823	*
Vanguard Total bond Market Index Fund	0		755,141	*
Vanguard Index 500 Fund	0		1,000,425	*
Various Mutual Funds	0		2,460,084
Common stock:
Common stock, VIST Financial Corp.	997,779	*	1,106,112	*

At estimated fair value:
Various Pooled Separate Accounts	0		183,414
Participant loans	337,476		359,776
	$15,112,853		$15,008,126

*              Represents 5% or more of net assets as of the respective year-end.

**           Contract value of $1,196,011.

The net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2007	2006

Investments at fair value as determined by quoted market prices:
Mutual funds	$382,020	$813,268
VIST Financial Corp. common stock	(241,782)	64,094
Investments at estimated fair value:
Common/Collective Trust Funds	7,312	0
Pooled separate accounts	11,931	10,948

	$159,481	$888,310

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan.  The prototype plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of money market funds, mutual funds, and pooled separate accounts that are managed by the custodians of the Plan.  The Plan also holds an investment in 55,898 and 47,987 shares of common stock of the Plan sponsor at December 31, 2007 and 2006, respectively.  Therefore, these related transactions qualify as related party transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

NOTE 7 - STOCK DIVIDEND

A 5% stock dividend was declared by the Board of Directors of the Company on May 15, 2007 with a record date of June 1, 2007 and was distributed to shareholders on June 15, 2007.  The stock dividend resulted in the receipt by the Plan of 2,567 shares and cash for fractional shares of $20.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31:

	2007	2006

Net assets available for benefits per the financial statements	$15,100,284	$15,172,976
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,713)	0
Amounts reimbursed to participants as excess contributions	20,282	0
Amounts allocated to withdrawing participants	0	(96,718)
Net assets available for benefits per the Form 5500	$15,112,853	$15,076,258

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended December 31:

	2007	2006

Benefits paid to participants per the financial statements	$2,719,402	$1,688,285
Amounts allocated to withdrawing participants	(96,718)	96,718
Benefits paid to participants per the Form 5500	$2,622,684	$1,785,003

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

A reconciliation of investment income according to the financial statements consists of the following for the year ended December 31, 2007:

Investment income per the financial statements	$600,279
Adjustment from fair value to contract value for fully Benefit-responsive investment contracts	(7,713)
Investment income per the Form 5500	$592,566

A reconciliation of contributions from participants according to the financial statements to Form 5500 consists of the following for the year ended December 31, 2007:

Contributions from participants per the financial statements	$1,053,370
Amounts reimbursed to participants per the financial statements	20,282
Contributions from participants per the Form 5500	$1,073,652

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Form 5500 - Schedule H - Line 4i

EIN:  23-2354007

PN:  003

December 31, 2007

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)

	Morley Stable Value Sig Fund	Common/Collective Trust	N/A	$1,188,298
	Calvert Soc Inv Bond A Fund	Mutual fund	N/A	14,323
*	Principal Inflation Pro Sel Fund	Mutual fund	N/A	7,803
*	Principal Inv Lf Tm Strat Inc Sel	Mutual fund	N/A	1,932,009
	Spectrum Preferred Ses Sel Fund	Mutual fund	N/A	64
*	Principal Inv LifeTime 2010	Mutual fund	N/A	973,676
*	Principal Inv LifeTime 2020	Mutual fund	N/A	59,348
*	Principal Inv LifeTime 2030	Mutual fund	N/A	699,624
*	Principal Inv LifeTime 2040	Mutual fund	N/A	22,082
*	Principal Inv LifeTime 2050	Mutual fund	N/A	7,711
	Alliance Large Cap Value Sel Fund	Mutual fund	N/A	97,059
	Capital Research Am Funds Fdmntl Inv R3	Mutual fund	N/A	429,902
	Capital Am Fds Grth Fd of Am R3	Mutual fund	N/A	97,586
	Columbus Large Cap Growth Sel Fund	Mutual fund	N/A	2,196,575
	Davis New York Venture A Fund	Mutual fund	N/A	2,020,804
*	Principal S&P 500 Idx Inst Fund	Mutual fund	N/A	712,599
	AIM Capital Development R	Mutual fund	N/A	1,044,810
	JP Morgan Sm Cap Value 1 Sel Fund	Mutual fund	N/A	11,377
	Neuberger Berman Mid Cap Value Sel Fd	Mutual fund	N/A	2,888
*	Principal S&P 400 Idx Sel Fund	Mutual fund	N/A	1,151,492
	Turner Mid Cap Growth Sel Fund	Mutual fund	N/A	65,529
*	Principal Diversified Interl Sel Fund	Mutual fund	N/A	940,763
*	Principal Intl Emerging Mkts Sel Fund	Mutual fund	N/A	101,276
*	VIST Financial Corp.	Common stock	N/A	997,779
*	Participant loans	4.00% to 9.25%	0	337,476

				$15,112,853

*  Party-in-interest.

** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of VIST Financial Corp. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2008	VIST FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

VIST FINANCIAL CORP.

	By:	/s/ Jenette L. Eck
Jenette L. Eck
Plan Administrator

Exhibit Index

Exhibit Number
23	Consent of Beard Miller Company LLP